Exhibit 99.1

Jiayin Group Inc. Reports Second Quarter 2022 Unaudited Financial Results

-- Second Quarter Total Loan Origination Volume Grew138.4% to RMB13.5 Billion --

-- Second Quarter Net Income Grew 100.2% to RMB253.8 Million --

SHANGHAI, August 18, 2022 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Operational and Financial Highlights:

•
Loan origination volume1 was RMB13.5 billion (US$2.0 billion), representing an increase of 138.4% from the same period of 2021.

•
Average borrowing amount per borrowing was RMB8,939 (US$1,335), representing an increase of 49.4% from the same period of 2021.

•
Repeat borrowing rate2 was 67.8%, compared with repeat borrowing rate of 72.4% in the same period of 2021.

•
Net revenue was RMB811.6 million (US$121.2 million), representing an increase of 64.9% from the same period of 2021.

•
Income from operations was RMB344.5 million (US$51.4 million), representing an increase of 130.3% from RMB149.6 million in the same period of 2021

•
Net income was RMB253.8 million (US$37.9 million), representing an increase of 100.2% from RMB126.8 million in the same period of 2021.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “In the second quarter, we achieved another quarter of strong financial and operational performance as we continue to invest into technology innovation and operational efficiency. The most notable of the second quarter’s financial results is that our net revenue grew by 64.9% while our net income more than doubled year over year. Such strong performance was driven by our ongoing efforts in enhancing our risk management capabilities, optimizing our borrower base, and expanding our partnership network of licensed institutions. Going forward, we are confident that our highly automated platforms, diverse funding sources, and global business will position us well in capitalizing on emerging market opportunities.”

1 “Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.

2 “Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Exhibit 99.1

Second Quarter 2022 Financial Results

Net revenue was RMB811.6 million (US$121.2 million), representing an increase of 64.9% from the same period of 2021.

Revenue from loan facilitation services was RMB742.6 million (US$110.9 million), representing an increase of 63.7% from the same period of 2021. The increase was primarily due to the increased loan origination volume from the Company’s institutional funding partners.

Other revenue was RMB69.0 million (US$10.3 million), compared with RMB38.5 million in the second quarter of 2021. The increase was mainly driven by revenue generated from individual investor referral services, partially offset by the ongoing restructuring of the Company's overseas business.

Origination and servicing expense was RMB128.3 million (US$19.2 million), representing an increase of 54.2% from the same period of 2021, driven by the increase in the Company’s loan origination volume.

Allowance for receivables and contract assets was RMB7.0 million (US$1.0 million), representing a decrease of 46.2% from the same period of 2021, primarily due to the ongoing restructuring of the Company's overseas business.

Sales and marketing expense was RMB235.0 million (US$35.1 million), representing an increase of 34.9% from the same period of 2021, primarily due to an increase in borrower acquisition expenses in the second quarter of 2022.

General and administrative expense was RMB42.6 million (US$6.4 million), representing an increase of 21.0% from the same period of 2021, primarily driven by an increase in expenditures in employee compensation and related benefits.

Research and development expense was RMB54.1 million (US$8.1 million), representing an increase of 69.6% from the same period of 2021, primarily due to higher employee compensation and benefit costs as well as increased professional service fees.

Income from operations was RMB344.5 million (US$51.4 million), representing an increase of 130.3% from RMB149.6 million in the same period of 2021.

Net income was RMB253.8 million (US$37.9 million), representing an increase of 100.2% from RMB126.8 million in the same period of 2021.

Cash and cash equivalents were RMB213.9 million (US$31.9 million) as of June 30, 2022, compared with RMB170.3 million as of March 31, 2022.

Exhibit 99.1

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
March 31, 2022	0.78	0.74	0.53	1.61	2.69
June 30, 2022	0.89	0.50	0.44	1.00	2.61

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

Exhibit 99.1

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	10.49%	10.55%	10.54%
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	4.87%	4.96%	4.99%
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	4.28%	4.56%	4.78%	4.93%	5.01%	5.03%
2021Q2	1.00%	1.90%	2.65%	3.30%	3.90%	4.35%	4.64%	4.89%	5.01%	—	—	—
2021Q3	0.95%	1.86%	2.65%	3.31%	3.94%	4.33%	—	—	—	—	—	—
2021Q4	0.84%	1.78%	2.43%	—	—	—	—	—	—	—	—	—

Recent Development

US$10 Million Share Repurchase Plan

On June 13, 2022, the Company’s board of directors authorized a share repurchase plan under which the Company may repurchase its ordinary shares with an aggregate value of US$10 million during the 12-month period beginning on June 13, 2022. As of June 30, 2022, the Company had repurchased approximately 0.2 million American depositary shares for approximately US$0.5 million under this share repurchase plan.

Conference Call

The Company will conduct a conference call to discuss its financial results on Thursday, August 18, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://register.vevent.com/register/BI2ad8bfdc33154a498bfd411d8238d464

Exhibit 99.1

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayin-fintech.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual

Exhibit 99.1

results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: Julia@blueshirtgroup.com

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	182,551	213,883	31,932
Restricted cash	2,016	2,019	301
Amounts due from related parties	37,017	37,659	5,622
Accounts receivable and contract assets, net	502,431	1,115,824	166,588
Loan receivables, net	329	1,884	281
Prepaid expenses and other current assets	62,255	72,067	10,759
Deferred tax assets, net	48,456	85,044	12,697
Property and equipment, net	9,100	6,259	934
Right-of-use assets	35,507	27,378	4,087
Long-term investment	90,528	100,115	14,947
Other non-current assets	1,242	1,449	216
TOTAL ASSETS	971,432	1,663,581	248,364
LIABILITIES AND EQUITY
Payroll and welfare payable	56,056	59,490	8,882
Amounts due to related parties	4,485	3,768	563
Tax payables	409,063	611,420	91,283
Accrued expenses and other current liabilities	118,808	221,258	33,030
Other payable related to the disposal of Shanghai Caiyin	322,028	305,321	45,583
Lease liabilities	35,243	26,842	4,007
TOTAL LIABILITIES	945,683	1,228,099	183,348
SHAREHOLDERS' EQUITY
Class A ordinary shares (US$ 0.000000005 par value; 108,100,000 shares issued as of December 31, 2021 and June 30, 2022; 108,100,000 and 107,198,796 shares outstanding as of December 31, 2021 and June 30, 2022)[3]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 108,000,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022)[3]	0	0	0
Additional paid-in capital	840,580	845,856	126,283
Treasury stock (nil and 901,204 shares as of December 31, 2021 and June 30, 2022, respectively)	-	(3,106)	(464)
Accumulated deficit	(794,762)	(396,182)	(59,148)
Accumulated other comprehensive loss	(17,954)	(8,792)	(1,313)
Total Jiayin Group Inc. shareholder's equity	27,864	437,776	65,358
Non-controlling interests	(2,115)	(2,294)	(342)
TOTAL SHAREHOLDERS' EQUITY	25,749	435,482	65,016
TOTAL LIABILITIES AND EQUITY	971,432	1,663,581	248,364

3 The total shares authorized for both Class A and Class B are 10,000,000,000,000.

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB 12,069 and RMB 1,513 for 2021Q2 and 2022Q2, RMB 23,880 and RMB 5,253 for 2021H1 and 2022H1, respectively)	492,173	811,554	121,162	835,228	1,322,728	197,478
Operating costs and expenses:
Origination and servicing	(83,224)	(128,283)	(19,152)	(147,323)	(221,685)	(33,097)
Cost of sales	(4,983)	-	-	(4,983)	-	-
Allowance for receivables and contract assets	(13,042)	(7,042)	(1,051)	(21,052)	(11,062)	(1,652)
Sales and marketing	(174,220)	(235,030)	(35,089)	(265,465)	(383,819)	(57,303)
General and administrative	(35,169)	(42,604)	(6,361)	(72,962)	(83,312)	(12,438)
Research and development	(31,924)	(54,128)	(8,081)	(60,045)	(95,895)	(14,317)
Total operating costs and expenses	(342,562)	(467,087)	(69,734)	(571,830)	(795,773)	(118,807)
Income from operation	149,611	344,467	51,428	263,398	526,955	78,671
Interest income	1,018	339	50	113	614	92
Other income (expense)	10,426	(11,121)	(1,660)	12,362	(6,616)	(988)
Income before income taxes and income from investment in affiliates	161,055	333,685	49,818	275,873	520,953	77,775
Income tax expense	(37,222)	(82,313)	(12,289)	(59,391)	(127,713)	(19,067)
Income from investment in affiliates	3,002	2,447	365	4,027	5,227	780
Net income	126,835	253,819	37,894	220,509	398,467	59,488
Less: net income (loss) attributable to noncontrolling interest shareholders	7	(67)	(10)	468	(113)	(17)
Net income attributable to Jiayin Group Inc.	126,828	253,886	37,904	220,041	398,580	59,505
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	216,070,290	216,070,290	216,100,000	216,085,063	216,085,063
Net income per share:
- Basic and diluted	0.59	1.18	0.18	1.02	1.84	0.28
Net income	126,835	253,819	37,894	220,509	398,467	59,488
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(2,587)	9,955	1,486	(3,551)	9,095	1,358
Comprehensive income	124,248	263,774	39,380	216,958	407,562	60,846
Comprehensive (loss) income attributable to noncontrolling interest	(23)	(136)	(20)	341	(179)	(27)
Total comprehensive income attributable to Jiayin Group Inc.	124,271	263,910	39,400	216,617	407,741	60,873